Mail Stop 4561

August 10, 2007

Zachary Nelson
President and Chief Executive Officer
NetSuite Inc.
2955 Campus Drive
Suite 100
San Mateo, CA 94403-2511

Re: NetSuite Inc.
        Registration Statement on Form S-1
        Filed July 2, 2007
        File No. 333-144257

Dear Mr. Nelson:

        We have reviewed your submission and have the following comments that should be addressed in conjunction with the comments on your financial statements and related disclosure provided in our letter dated August 3, 2007.

Form S-1

General

1.   Comments on your confidential treatment request for Exhibit 10.11 will be provided shortly under separate cover.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   We note that you intend to include a graphic on the inside cover page. Please provide us with clear, camera-ready copies of any graphics you use for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided by us on the use of graphics in our Corporation Finance Current Issues Outline,

March 2001, available on our website at www.sec.gov.

Prospectus Summary, page 1

4.   Please provide a brief overview of the proposed auction process and the reasons for conducting your offering in this manner.

Our Company, page 1

5.   Please put your statements that you are "the leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses" in a more complete context for investors by providing qualitative or quantitative documentation to support your claim.

6.   Revise the description of your company to disclose that Lawrence Ellison and his affiliates beneficially own approximately 74% of your as-converted common stock and that these persons will continue to own a controlling interest in NetSuite upon completion of this offering. Highlight that Mr. Ellison and his affiliates will continue to be able to exercise control over most matters requiring shareholder approval, including the election of directors, amending your certificate of incorporation, approval of significant transactions (including a change in control), and executive and director compensation plans. Finally, you should highlight that because of the ownership interests of Mr. Ellison and his affiliates, you will meet the "controlled company" exception to the NASDAQ and NYSE board independence listing standards, however you do not expect to avail yourself to these exceptions.

Risk Factors, page 7

General

7.   Your reference to unknown or immaterial risks in the second sentence of your introductory paragraph may give readers the impression that there are material risks that have not been identified. Please revise to simply state that all material risks are described in this section.

8.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[o]ur customers are small and medium-sized businesses, which can be challenging to cost-effectively reach, acquire and retain," "[w]e use a single data center to deliver our services [and] any disruption of service at this facility could harm our business," and "[i]f we are unable to develop new services or sell our services into new markets, our revenues will not grow as expected."

> Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Additionally, rather than stating that a factor could "adversely affect" or "harm" your business, financial condition and results of operations, the subheading should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

9. We note that your line of credit with Tako Ventures is secured by substantially all of your assets. Tell us what consideration you gave to disclosing the risk of such debt terms to your business in this section.

"Our quarterly operating results may fluctuate in the future…", page 8

10. Please revise to omit the extensive list of factors that could affect your operating results. These factors are repeated elsewhere in the Risk Factors section as separate risks, and are not necessary to explain this risk. Please limit the disclosure under this subheading to a discussion of the specific risks to your investors arising from fluctuations in operating results.

"We use a single data center to deliver our services…", page 9

11. You state that you host all your services and serve all your customers from a single third-party data center in California. However, it does not appear that you filed your agreement with this data facility as a material contract. Please file this agreement with your next amendment or tell us why you are not substantially dependent upon this agreement.

"We rely on our management team and need additional personnel…", page 17

12. Consider expanding this discussion to briefly discuss your agreements with senior management, as referenced on page 91. Please also disclose whether you maintain key man insurance on Messrs. Nelson or Goldberg or any other senior managers.

Forward-Looking Statements, page 24

13. With respect to any third-party statements in your prospectus such as the market data by IDC, Gartner and Yankee Group Research, Inc., presented in your disclosure, please supplementally provide us with support for such statements. Please set forth the names of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available and whether you commissioned any of the referenced sources.

14.   You state that you believe third party data included in the prospectus is reliable, but that you have not independently verified such information. You also state that these publications do not guarantee the accuracy or completeness of their information. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text in your prospectus as necessary to remove any suggestions that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please also revise similar disclosure on page 123.

Auction Process, page 25

15.   In your response letter, please advise us whether the specific process to be used in this offering was previously reviewed by our Office of Chief Counsel. In this regard, we note that it does not appear that you are utilizing the OpenIPO® process that we have seen in previous offerings in which WR Hambrecht & Co. has participated. We also note that the disclosure in this section appears to be substantially similar to that provided in a large initial public offering undertaken in 2004, prior to the implementation of Securities Act Offering Reform.

The Registration Process, page 25

16.   Please disclose the minimum account opening amounts for each underwriter. Please also advise why the underwriting section does not disclose the name of E*TRADE Securities LLC.

17.   We note your disclosure regarding the fact that investors will have to have brokerage accounts with a participating brokerage firm. To the extent an investor would be required before the effective date of this offering to have funds in a brokerage account exceeding any minimum fund requirement necessary to open a brokerage account, provide your analysis as to whether these additional funds would constitute a "sale" as defined in Section 2(a)(3) of the Securities Act and whether this transaction would comply with Section 5 of the Securities Act.

18.   Please provide us with any material you or the underwriters have sent or intend to send to potential purchasers, such as account opening forms. In addition please provide copies of any materials relevant to the offering that you or your underwriters will display on a website, including copies of the screens related to the auction process. Please also send us a copy of the notice of acceptance that will be sent to successful bidders. Tell us when you first sent materials or first intend to send them to potential purchasers and tell us what will be displayed on your website and your underwriters' websites and at what times during the offering. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

19.   Please describe chronologically the sequence of steps a potential bidder must undertake in order to qualify for participation in the auction.

20.   Please revise to describe the additional information that will be required to identify the bidder, confirm eligibility and suitability and consummate a sale.

The Bidding Process, page 26

21.   Revise to clarify what you mean by the term "suitability requirements" in connection with this auction process. We presume you are referring to the suitability under the National Association of Securities Dealer's Rule 2310 and/or the New York Stock Exchange's Rule 405. If there are some other suitability standards that will be applied by the underwriters in this offering, provide materially complete disclosure of such terms.

22.   Please clarify whether bidders can withdraw or revoke bids up until the time the notice of acceptance is sent, which would occur after closing of the auction.

The Auction Closing Process, page 28

23.   Supplementally, please tell us whether bids will be accepted after the registration statement has been declared effective. If so, do any procedures with regard to such bids differ from those bids submitted during the pre-effective period?

The Pricing Process, page 29

24.   You state that you may set the initial public offering price at the clearing price. Revise to disclose other factors that will impact the initial public offering price. Clarify how setting the initial public offering price below the clearing price may achieve a broader distribution of shares and why such action may not result in the allocations of shares in [y]our offering to specific types of investors, such as professional or institutional investors.

Use of Proceeds, page 32

25.   We note that you intend to use the proceeds for this offering to repay amounts owed under your line of credit with Tako Ventures and for general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. For example, we note from your disclosure on page 7 that you intend to make significant future expenditures related to the development of your business. We also note from the disclosure on page 9 that you intend to add a second data facility in 2008 to add capacity. On page 10, you disclose your intentions to expand your operations internationally. Further disclosure of your plans is set forth in management's discussion and analysis,

however, we are unclear as to the source of funds for these activities. Do you anticipate using the net proceeds of this offering for these purposes? Please clarify.

26.   We note that you extended your line of credit with Tako Ventures in February 2007. Therefore, it appears that you should revise your disclosure to describe the use of proceeds from the line of credit pursuant to Instruction 4 of Item 504. Revise also to disclose any material covenants associated with the debt and whether you are in compliance with all terms as of the most recent fiscal period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

27.   Please revise to discuss the business reasons for your transition from multi-year subscription agreements to one-year agreements.

28.   We note your disclosure here and on page 15 that you began to collect sales tax from your customers in states where you believe you are required to do so. Tell us why you just began to collect sales taxes. Have certain states implemented new laws or regulations that recently came into effect? Were you subject to an adverse tax ruling or other administrative proceeding?

Results of Operations, page 47

29.   Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. Your expanded disclosure should also include a discussion of pricing pressure in your industry. In this regard, you disclose on page 11 that the markets for ERP, CRM and e-commerce applications are intensely competitive and that many of your customers are price sensitive. Your disclosure should address whether there is an industry leader that sets prices in your industry or whether pricing changes are primarily driven by the financial constraints of SMBs (or other factors).

30.   In your discussion of changes in revenue you identify two or more sources of a material change, but do not disclose the dollar amounts for each source that contributed to the change. For instance, your disclosures indicate that revenues have grown period to period as a result of increases in the number of companies using your services, increases in the average transaction size, and additional sales to existing customers. However, you do not provide quantitative disclosures regarding the impact of these items during the periods presented. Revise you disclosures to quantify each source to that contributed to a material change. We refer you to Section III. D of SEC Release 33-6835. For example, you should disclose the percentage of revenue increases attributable to new customers versus additional sales to existing customers, trends in the average transaction size, etc.

Business, page 59

31.   Please revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

32.   We note your risk factor disclosure on page 13 regarding your reliance on third-party software to offer your services. However, we were unable to locate any disclosure on these partners or your agreements with them in this section. In particular, you should revise your disclosure to discuss the material terms of your agreement with Oracle USA, Inc., consistent with your request for confidential treatment.

Competition, page 70

33.   Expand your disclosure in this section to specifically address your competitive position and the competitive conditions of the markets in which you operate. For example, address variations in the level of competition in the U.S. and foreign markets, as well as within various industry segments, if material. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 70

34.   You should also expand your disclosure in this section discuss the specific importance of the intellectual property rights held to your business. In this regard, you disclosure appears to address the more general aspect of protection of intellectual property rights rather than the specific importance of the pending patents, copy rights and trade marks currently utilized to your operations.

Customers, page 68

35.   Supplementally confirm that you have received consents from all the customers named in this section for the inclusion of their respective case study in your registration statement.

Management, page 73

36.   Please note that for convenience sake that our references to the "compensation committee" in the comments below is intended to mean non-employee directors, when seeking information on the compensation arrangements in place in fiscal 2006, and the compensation committee as formed in November 2006, when seeking information on changes to your compensation policies implemented since the end of your last fiscal year.

Compensation discussion and analysis, page 78

Historical Role of our Board of Directors, page 78

37.   We note your disclosure on page 85 that your CEO provided input to the compensation committee regarding recommendations for the annual equity-based incentive award for employees other than himself. However, other that this statement, the roles of your CEO and named executive officers in the compensation process is unclear. Revise to provide more robust disclosure on the role of your executives in compensation process. Your disclosure should address how your CEO provides input or makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, you should disclose whether Mr. Nelson has the ability to call or attend portions of compensation committee meetings, whether he meets with any consultants used by the compensation committee, and what input he had as compensation packages were being crafted and discussed by the compensation committee. You should also address whether the compensation committee normally ratifies the recommendations made by your CEO and whether they have the flexibility to increase or decrease materially the compensation awarded.

38.   You also should revise your disclosure on pages 83 and 84 relating to the discretion retained by the compensation committee and your CEO to increase or decrease any payouts under the bonus plan and/or the 2007 Equity Incentive Plan in connection with the review of performance of an executive against the company's financial goals and his or her personal goals. Your disclosure should address the level of discretion granted to both the compensation committee and your CEO and the manner in which such discretion may be exercised. Has either the compensation committee or your CEO materially adjusted the compensation paid to your executives in the past? What factors would be considered in making a determination to increase or decrease payouts under these plans?

39.   We note your reference to "comparable private companies" in this section. However, the companies to which you are referring are unclear. Revise to disclose the names of those companies in this section. In this regard, we note you disclosure on pages 80-81 regarding the market references to which you compared your total compensation practices in 2006 does not appear to identify the private companies in your peer group to which you refer in this section. You should also considering identifying the members of you public companies peer group before discussing your compensation practices relative to that group in the section "Establishment of and Ongoing Review by our Compensation Committee."

40.   Your disclosure regarding compensation paid to your named executive officers in 2006 seems to be marginalized in favor of disclosure regarding the changes to your compensation practices implemented since the end of the fiscal year. Revise your disclosure to clearly disclose the compensation policy, compensation decisions, and

employment agreements in force during fiscal 2006 that impacted the total compensation paid to your named executive officers in fiscal 2006. See the requirements set forth in Item 402(e) of Regulation S-K relating to the provision of narrative disclosure of information in the summary compensation table and grants of plan-based awards table.

Market Benchmarks: How We Define Our Market and How We Use Market Compensation Data, page 80

41.   Revise to clarify whether you engaged in any benchmarking of total compensation, or any material element of compensation, in 2006 or plan to do so in 2007. See Item 402(b)(2)(xiv). In this regard, it appears that your board of directors did benchmark compensation between the 50th and 75th percentile of total cash compensation provided to executives at comparable private companies in fiscal 2006. Moreover, it appears that you intend to benchmark total compensation going forward, but such information is not provided in this section. Given the heading of this section, it is unclear why such information is not presented here. Please revise or advise.

42.   You should also expand your disclosure to clarify your statement that you compare your practices and levels by each compensation component, by target annual cash compensation, and by total direct compensation. In what manner to you compare these items? Do you benchmark each item? You should specifically identify who undertakes these comparisons and how such comparisons impact your overall compensation policy.

Weighting of Elements in our Compensation Program, page 82

43.   We note your disclosure that compensation paid in the form of base salary and benefits represented less than half of total compensation at target performance levels for 2007. Revise to disclose the policies for making such allocation choices with regards to compensation paid in fiscal 2006. See Items 402(b)(2)(i)-(iii) for guidance.

Bonuses, page 83

44.   We note that you have not provided a quantitative discussion of the terms of the necessary revenue levels, customer retention, expense controls, and customer satisfaction targets to be achieved in order for your executive officers to earn their cash performance bonuses. Please note that qualitative goals (for 2006 referenced on page 83 and the 2007 corporate objectives referenced on page 84) generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail

as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as correlations between historical bonus practice and the incentive parameters selected for the relevant fiscal period.

45.   We note your disclosure that Mr. Mansfield earned an additional $165,000 bonus for the completion of certain corporate transactions related to the formation and funding of NetSuite KK. However, your disclosure also states that the successful completion of certain business development opportunities was one of the bonus targets for Mr. Mansfield in 2006. Revise to state if the bonus relating to NetSuite KK was an additional bonus awarded outside your bonus compensation policy and who had the discretionary authority to grant such award.

46.   Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding how your equity-based incentive programs fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. In this regard, address the grant to certain named executives of immediately exercisable stock options and the reasons for the immediate vesting of certain options despite the typical vesting schedule disclosed on page 84.

Severance Compensation and Termination Protection, page 86

47.   Please define "for cause", "good reason" and "change of control" for purposes of the discussion here and on page 92.

Offer Letters, page 91

48.   Revise to disclose the material terms of any agreements with your named executive officers currently in effect. To the extent that compensation paid in fiscal 2006 was related to certain provisions of such agreements, the agreements should be filed as exhibits. Please tell us if you believe the revised offer letters and severance and change of control agreements between you and your named executive officers will be in place prior to the completion of this offering.

Certain Relationships and Related Party Transactions, page 100

49.   We note your disclosure that you have adopted a formal policy that requires all future transactions between related persons (and their affiliates) and you in which the amount involved is equal to or greater than $120,000, be first be presented to your audit committee for review, consideration and approval. Given that level of control that Mr. Ellison and his affiliates will continue to hold after this offering, tell us what

consideration you have given to providing investors access to a written copy of this policy, for example, on your website.

50.   Revise to provide a factual basis for your statements that the agreements with Oracle USA, Inc. and Oracle Racing, Inc. were completed on arm's length terms.

Part II

Indemnification of Directors and Officers, page II-1

51.   Once the form of underwriting agreement is filed, please expand your description here of the general effect of the indemnification provisions therein.

<p style="text-align:center">*   *   *   *</p>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kristi Marrone at (202) 551-3229 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions or comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

                                    Sincerely,

                                    Barbara C. Jacobs
                                    Assistant Director

cc: Via Facsimile (650) 493-6811
        Jeffrey D. Saper, Esq.
        Raj S. Judge, Esq.
        Rick Kline, Esq.
        Wilson Sonsini Goodrich & Rosati
        Telephone: (650) 565-3539